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                                                                     Exhibit 8.1

                                 August 30, 2001


AMERCO
1325 Airmotive Way, Suite 100
Reno, Nevada 89502

Ladies and Gentlemen:

      We have acted as United States tax counsel for AMERCO (the "Company"), in connection with the Company's Medium-Term Note Program, pursuant to the terms of the Distribution Agreement, dated as of August 30, 2001. We refer to that section of the Prospectus Supplement dated August 30, 2001, entitled "Certain United States Federal Income Tax Considerations" filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder.

      We have examined such documents, records and matters of laws as we have deemed necessary, and, based thereupon, it is our opinion that, subject to the qualifications and limitations contained therein, the information in the Prospectus Supplement in the section entitled "Certain United States Federal Income Tax Considerations", to the extent that such information constitutes matters of law, summaries of legal matters or legal conclusions, has been reviewed by us and is correct in all material respects.

      We express no opinion in respect of those matters governed by or construed in accordance with the law of any jurisdiction other than the federal laws of the United States of America.

      We hereby consent to the filing of this opinion with the Securities and Exchange Commission and the reference to the name of our firm in such filing, without thereby admitting that we are "experts" under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.


                                             Very Truly Yours,

                                             Snell & Wilmer LLP